EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

1

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of August 10, 2023, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2022 and related notes thereto, which are available under Vox’s profile on SEDAR at www.sedar.com and the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2023 and related notes thereto which are available on SEDAR www.sedar.com and on Form 6-K filed with the SEC on the SEC’s website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form dated March 14, 2023 (“AIF”) and Annual Report on Form 40-F dated March 14, 2023 available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalty, stream and other interests, as well as a description of risk factors affecting the Company.

Table of Contents

Overview	3
Highlights for the Three and Six Months Periods Ended June 30, 2023	3
Royalty Portfolio Updates	4
Outlook for 2023	6
Asset Portfolio..	6
Summary of Quarterly Results	9
Liquidity and Capital Resources	12
Off-Balance Sheet Arrangements	12
Commitments and Contingencies	12
Related Party Transactions	13
Changes in Accounting Policies	14
Recent Accounting Pronouncements	14
Outstanding Share Data	14
Critical Accounting Judgements and Estimates	14
Financial Instruments	14
Internal Controls Over Financial Reporting	16
Forward-Looking Information	17
Third-Party Market and Technical Information	17

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q2 2023 The three-month period ended June 30, 2023	“NSR”	Net smelter return royalty	“$” United States dollars
Q1 2023 The three-month period ended March 31, 2023	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q4 2022 The three-month period ended December 31, 2022	“FC”	Free carry	“C$” Canadian dollars
Q3 2022 The three-month period ended September 30, 2022	“PR”	Production royalty
Q2 2022 The three-month period ended June 30, 2022	“GPR”	Gross proceeds royalty
Q1 2022 The three-month period ended March 31, 2022	“GSR”	Gross sales royalty
Q4 2021 The three-month period ended December 31, 2021	“FOB”	Free on board
Q3 2021 The three-month period ended September 30, 2021

2

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Overview

Vox is a returns focused mining royalty company with a portfolio of 60 royalties and streams spanning seven jurisdictions (Australia, Canada, the United States, Brazil, Peru, Mexico, and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 50 royalties.

Vox operates a unique business model within the royalty and streaming space, which it believes offers it a competitive advantage. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Company focuses on accretive acquisitions. As at the date hereof, approximately 80% of Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes six producing assets and twenty-four development stage assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill or that may restart production operations after care and maintenance.

The Company’s common shares trade on the TSX Exchange under the ticker symbol “VOXR”, and on The Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Highlights for the Three and Six Months Periods Ended June 30, 2023

Financial and Operating

•	Q2 2023 revenue of $2,217,384 and record year-to-date revenue of $5,798,239 (compared to revenue of $1,750,754 and $3,221,773 for the three and six months ended June 30, 2022, respectively);
•	Gross profit of $1,831,488 and $4,796,345 for the three and six months ended June 30, 2023 (compared to $1,444,878 and $2,609,171 for the three and six months ended June 30, 2022, respectively);
•	Generated cash flows from operations of $1,069,791 and $1,569,808 for the three and six months ended June 30, 2023 (compared to negative cash flows from operations of $209,829 and $614,654 for the three and six months ended June 30, 2022, respectively);
•	Completed underwritten public offering on June 16, 2023, issuing 3,025,000 Vox common shares at a public offering price of $2.40 per share, for gross proceeds of $7,260,000;
•	On April 18, 2023, the Company shared an inaugural letter to shareholders and appointed Donovan Pollitt to the Board of Directors;
•	On May 29, 2023, the Company’s common shares commenced trading on the Toronto Stock Exchange (“TSX”);
•	Noted significant organic development within the existing royalty portfolio, including:

o	Silver Mines Limited (“Silver Mines”) announcing a substantial resource upgrade and maiden gold resource estimate for the Bowdens silver project. In addition, Silver Mines announced that the Bowdens silver project has been approved by the Independent Planning Commission of New South Wales (“IPC”) to proceed with development and production of the project, subject to conditions of consent;
o	Alamos Gold Inc. (“Alamos”) announcing the completion of an Environmental Impact Assessment (“EIA”) and positive Decision Statement issued by the Minister of Environment and Climate Change Canada for the Lynn Lake gold project;
o	Treasury Metals Inc. (“Treasury”) announcing positive results for its pre-feasibility study (“PFS”) for the Goldlund gold project;

•	Strong balance sheet position at quarter end, including:

o	Cash and accounts receivable of $13,824,960;
o	Working capital of $11,465,973;
o	Total assets of $47,945,297; and

•

Subsequent to June 30, 2023, in connection with the underwritten public offering that closed on June 16, 2023, the underwriters exercised their over-allotment option in full, purchasing an additional 453,750 Vox common shares for further gross proceeds of $1,089,000.

3

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Quarterly Dividends Declared and Paid

On March 13, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on April 14, 2023 to shareholders of record as of the close of business on March 31, 2023.

On May 10, 2023, the Board of Directors of the Company declared a quarterly dividend of $0.011 per common share payable on July 14, 2023 to shareholders of record as of the close of business on June 30, 2023.

Normal Course Issuer Bid

On November 15, 2022, the Company renewed its normal course issuer bid (“NCIB”), allowing the Company to repurchase for cancellation, up to 2,229,697 common shares during the period November 21, 2022 to November 20, 2023. The repurchases are to be made at market prices through the facilities of the TSX or other recognized Canadian marketplaces, or through the facilities of Nasdaq. The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time. The Company did not repurchase any common shares under its NCIB during the first half of 2023.

Royalty Portfolio Updates1

During the six months ended June 30, 2023, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key development news for the first half of 2023 is summarized as follows by project:

Mt Ida (Construction – Australia) – 1.5% NSR after the first 10,000oz of cumulative gold production

In June 2023, as part of its website updates, Aurenne Group Pty Ltd. announced that the newly constructed Mt Ida Gold Processing Plant is a 1.5Mtpa Carbon in Leach plant that was commissioned by GR Engineering Limited in April and May 2023.

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

•	On January 30, 2023, Silver Mines announced that the Company is continuing a 15,000m program of diamond drilling at the Bowdens Silver Project and 3,000m of regional exploration drilling into the first half 2023.
•	On March 31, 2023, Silver Mines announced that the Bowdens Silver Project Mineral Resource estimate[2] for all categories has been upgraded as follows:

o	Compared to the September 2017 Mineral Resource estimate, the March 2023 Mineral Resource estimate represents a 50% increase in total Measured & Indicated tonnes and an 87% increase in total Inferred tonnes;
o	The revised March 2023 Mineral Resource estimate at a 30g/t silver equivalent (“AgEq”) cut-off grade is:

■	Measured: 107Mt @ 68g/t AgEq for 235Moz contained silver equivalent, or 40g/t Ag, 0.36% Zn, 0.25% Pb, 0.03g/t Au for 137Moz contained silver.
■	Indicated: 50Mt @ 55g/t AgEq for 88Moz contained silver equivalent, or 20g/t Ag, 0.38% Zn, 0.26% Pb, 0.09g/t Au for 33Moz contained silver.
■	Inferred: 43Mt @ 62g/t AgEq for 73Moz contained silver equivalent, or 14g/t Ag, 0.39% Zn, 0.29% Pb, 0.13g/t Au for 19Moz contained silver.

o	The Mineral Resource estimate also includes a maiden gold resource estimate (at a 0.2g/t gold cut-off) of:

■	Measured: 3.5Mt @ 76g/t AgEq or 0.31g/t Au, 18g/t Ag, 0.46% Zn, 0.30% Pb for 35Koz contained gold.
■	Indicated: 6.0Mt @ 71g/t AgEq or 0.31g/t Au, 12g/t Ag, 0.46% Zn, 0.31% Pb for 61Koz contained gold.
■	Inferred: 9.5Mt @ 75g/t AgEq or 0.31g/t Au, 11g/t Ag, 0.50% Zn, 0.41% Pb for 96Koz contained gold.

o	The updated Mineral Resource estimate will be used to optimize open-cut mine studies and drive Mineral Resource to Ore Reserve conversion.

•

On April 3, 2023, Silver Mines announced that the Bowdens silver project has been approved by the IPC of New South Wales to proceed with development and production of the project, subject to conditions of consent.

Limpopo (Feasibility – South Africa) – 1% GRR (Dwaalkop Project) and 0.704% GRR (Messina Project)

On April 24, 2023, as part of its annual resource and reserve statement, Sibanye Stillwater Ltd. announced that:

•	Its attributable mineral resource estimate[3] for Limpopo as of December 31, 2022, is as follows:

o	Measured: 1.8Mt @ 4.2g/t for 0.2Moz PGM (0.3Moz on 100% basis).
o	Indicated: 80.0Mt @ 4.1g/t for 10.5Moz PGM (17.6Moz on 100% basis).
o	Inferred: 70.9Mt @ 4.0g/t for 9.2Moz PGM (14.2Moz on 100% basis).

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1 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov, respectively.

2 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Bowdens Mineral Resource estimate.

3 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Limpopo Mineral Resource estimate.

4

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

•

The Baobab property has the full surface and underground infrastructure to support a mining rate of 90ktpm. It has a vertical shaft to a depth of 450m. There is a 90,000tpm concentrator on the property. The Limpopo Baobab property was a producing operation that reached a maximum extraction rate of 75,000tpm before being placed on care and maintenance in early 2009. The concentrator plant is currently being leased to Anglo American Platinum

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

On February 8, 2023, Orla Mining Ltd. announced the following project updates for South Railroad:

•	The resumption of exploration activities in mid-2022 resulted in promising drill results from multiple satellite oxide mineralized zones and targets across the 21,000-hectare South Railroad land package, with notable Reverse Circulation (“RC”) drilling results from the royalty linked deposits Pinion SB, Jasperoid Wash and POD.
•	In total, 10,573m of drilling (9,796m of RC in 61 holes and 777m of core in 7 holes) were completed at South Railroad in 2022, focused on oxide resource definition and expansion at multiple targets.
•	Inferred mineral resource estimates for Pinion SB, POD, Sweet Hollow, and Jasperoid Wash are expected to be updated in the second half of 2023.
•	A $10 million exploration budget is planned for South Railroad in 2023, which would include approximately 22,400m of drilling (16,500m of RC drilling and 5,900m of core).

Sulphur Springs (Feasibility – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

•	On January 19, 2023, Develop Global Limited (“Develop”) announced the following project updates for Sulphur Springs:
	o	The Sulphur Springs Project has all the required approvals that allow for full regulatory implementation of the mine development and operation.
	o	The updated Sulphur Springs Resource paves the way for an increased reserve estimate, optimized mine development plan, revised project costings and the ability to explore numerous funding options, which are all currently underway by the recent key personnel appointments.
	o	Develop completed a 15-hole (5,584m) RC exploration drilling program at the Sulphur Springs and Kangaroo Caves deposits.
•	On June 2, 2023, Develop announced that:
	o	Metallurgical test work shows ~1.75Mt of material previously classified as transitional material can be reclassified as fresh material.
	o	The additional fresh material is expected to add significant upside to the economics of Sulphur Springs because it will result in the production of more marketable/saleable concentrates.
	o	The increase in fresh material in the resource estimate will form part of the revised economic study and updated reserve estimate.
•	On June 30, 2023, Develop released an updated feasibility study with the following highlights:
	o	Pre-tax NPV5 of A$523M and a pre-tax IRR of 34% and upfront capital requirement of A$296M.
	o	New mine plan based on underground mining first, reducing the upfront mining capital required and enabling the metallurgically-superior fresh material in the mineral reserves to be accessed earlier.
	o	Average annual production for years 1 – 4 of 80.8Ktpa Zinc metal and 16.4Kt of Copper metal in payable streams and life of mine payable metal of 490Kt zinc and 83Kt copper within concentrate grades of 52% Zinc and 23% Copper.

Lynn Lake (MacLellan) (Feasibility – Canada) – 2% GRR (post initial capital recovery)

On March 6, 2023, Alamos announced that the federal EIA for the Lynn Lake Gold Project has been completed, a positive decision statement has been issued by the Minister of Environment and Climate Change Canada, and an updated Feasibility Study is expected to be completed during the first half of 2023.

Goldlund (Pre-Feasibility - Canada) – 1% NSR (>50m shaft collar depth)

On February 22, 2023, Treasury announced the following PFS results for the Goliath Gold Complex4, which includes the Goldlund gold project:

•	Post-tax net present value at a 5% discount rate of C$336 million and post-tax internal rate of return of 25.4%, using a long-term gold price of $1,750 per ounce and a USD/CAD exchange rate of $1.00 to C$1.34.
•	Average annual production increased from 79,000oz to 90,000oz per year, with peak production increasing from 119,000oz to 128,000oz (year two), compared to the 2021 Preliminary Economic Assessment (“PEA”) for the project.
•	Expected total ounces to be produced has increased from 1.065 million ounces to 1.175 million ounces, with increased production in the first nine years of mine life based on Proven and Probable mineral reserve of 1.3 million ounces gold (30.3 million tonnes @ 1.3 g/t Au).

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4 See “Third-Party Market and Technical Information” at the end of this MD&A for additional technical references on the Goldlund PFS.

5

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

•	Estimated initial capital of C$335 million, which includes a 30% increase to process plant capacity (compared to the PEA), with life of mine capital of C$552 million including closure costs and salvage values and a post-tax payback period of 2.8 years.
•	Cash costs of $820/oz, All-In Sustaining Costs of $1,008/oz and annual EBITDA and free cash flows of C$145 million and C$106 million, respectively, over the first five years of production.
•	Optimization work to commence to unlock further value as Treasury moves toward a Feasibility Study.

Pedra Branca (PEA – Brazil) – 1% NSR

•	On March 14, 2023 and April 21, 2023, ValOre Metals Corp. (“ValOre”) announced that they entered into a definitive agreement to sell its 100% interest in the Angilak uranium project. Valore intends to use the ~C$3.6M net proceeds from the sale of the Angilak project to conduct mineral exploration at Pedra Branca and for general working capital purposes.
•	On May 29, 2023, ValOre announced:

o	Fully funded and permitted two-rig 5,000-metre Phase 1 core drilling program to commence early June 2023;
o	The drilling program is intended to test four high priority pipeline targets which were advanced through 2022 exploration but not included in the 2022 NI 43-101 Resource Estimate(3)
o	Resource expansion potential will also be tested along strike and at depth at the Massapê PGE Deposit, which remains open in all directions; and
o	The goal of drilling program is to add new zones and to expand existing deposits which form part of the March 24, 2022, NI 43-101 Inferred resource at Pedra Branca.

Outlook for 20235

Based primarily on the public disclosure of third-party operators and management’s assessment of such disclosure, key growth assets for the Company for the remainder of 2023 include:

•	Otto Bore royalty and gold project in Western Australia, where operator Northern Star commenced production in Q3 2022;
•	Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and where Vox holds a A$0.50/t royalty over material from the Janet Ivy mining lease;
•	Mt Ida royalty and gold project in Western Australia, which is newly constructed, and the operator recently announced plant commissioning in Q2 2023;
•	Pitombeiras royalty and vanadium-titanium project in Brazil, where operator Jangada published successful extraction of titanium dioxide and vanadium pentoxide results on April 13, 2023, as part of ongoing project optimisation studies;
•	Brits royalty and vanadium project in South Africa, which is located adjacent to operator Bushveld Minerals Limited’s integrated Vametco facility and which is expected to serve as an alternative source of near-surface ore feed for the Vametco Plant;
•	Bowdens royalty and silver project in Australia, with operator Silver Mines receiving development approval in April 2023; Silver Mines may now proceed with development and possible future production of the project; and
•	Sulphur Springs royalty and copper-zinc project, where updated ore reserves were released in June 2023, ahead of advancing development financing options in the second half of 2023.

Continued organic newsflow is expected throughout 2023 from Vox’s operating partners and their extensive work programs on royalty-linked projects.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty and streaming sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 60 royalties and streaming assets spanning seven jurisdictions, including 38 royalty assets in Australia and 12 in North America.

Vox held an option to acquire a royalty over certain early-stage properties in the State of Montana at any time prior to January 11, 2023. Vox did not elect to exercise its option prior to the expiry date. During Q2 2023, the Company’s Segilola royalty reached its $3.5M revenue cap and as such this royalty has been removed from the portfolio table.

During the period, the Company became aware that the operator of the Alce exploration project did not renew the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company concluded that the Alce royalty should be fully impaired as of June 30, 2023, and the carrying value of the investment of $500,000 has been reduced to $nil. As such, this royalty has been removed from the portfolio table.

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5 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov, respectively.

6

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

The following table summarizes each of Vox’s royalty and streaming assets as of the date of this MD&A:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron Ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron Ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda. (subject to RTO with Golden Share Resources Corp.)
Higginsville (Dry Creek)	A$0.82/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Karora Resources Inc.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
Bulong	1.0% NSR	Gold	Australia	Development	Black Cat Syndicate Limited
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Limpopo (Dwaalkop)	1% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	Treasury Metals Inc.
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Development	China Minmetals/ Jiangxi Copper
British King	1.5% NSR on the first 10,000 oz and 5.25% stream thereafter	Gold	Australia	Development (Care & Maintenance)	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Development (Care & Maintenance)	Brightstar Resources Limited
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Development	ValOre Metals Corp.

7

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Yellow Giant	Stream on 100% of silver produced on first 6,667 oz monthly, then 50% of monthly silver produced in excess	Silver	Canada	Development (Care & Maintenance)	MCC Canadian Gold Ventures Inc.
Mt. Moss	1.5% NSR	Base metals and silver	Australia	Development (Care & Maintenance)	Mt Moss Mining Pty Ltd.
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.75% GSR (or ~C$1.09/tonne annual cap)	Vanadium	South Africa	Development	Bushveld Minerals Limited
Montanore	$0.20/ton	Silver, copper	USA	Development	Hecla Mining Company
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Nickel Corp.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Kin Mining Ltd
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Exploration	Kalamazoo Resources Limited
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Goldseek Resources Inc.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Dacian Gold Limited
Millrose	1.0% GRR	Gold	Australia	Exploration	Northern Star Resources Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Metalicity Limited
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Zygmund Wolski
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
Merlin & Electric Dingo	0.75% GRR (>250Koz)	Gold	Australia	Exploration	Black Cat Syndicate Limited
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.

8

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Mount Monger	1.0% NSR	Gold	Australia	Exploration	Mt Monger Resources Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newcrest Mining Limited
Mexico Assets	1.0% NSR	Silver, lead, zinc	Mexico	Exploration	Privately held
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna	1.0% NSR	Copper	Australia	Exploration	Sandfire Resources Limited
Glen	0.2% FOB RR	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Anthiby Well	0.25% GRR	Iron ore	Australia	Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold	Canada	Exploration	Galway Metals Inc.
Opawica	0.49% NSR	Gold	Canada	Exploration	Imperial Mining Group Ltd.
Phoebe	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Cart	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Jaw	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.
Colossus	3.0% GRR	Gold, silver, copper	Peru	Exploration	Titan Minerals Ltd.

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$0.82/gram gold ore milled, as at May 31, 2023.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Covers the Uitvalgrond Portion 3 of the Brits project and not all reserves disclosed by Bushveld Minerals Limited.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).

Portfolio Events Subsequent to Reporting Period

On July 28, 2023, Vox entered into a royalty sale and purchase agreement with an Australian company to acquire a portfolio of development and exploration-stage royalties located in Australia (the “Portfolio”). A number of the royalties are subject to a right of first refusal, a right of first offer or a consent to assignment right (together, the “Rights”) in connection with a proposed assignment thereof, and therefore it is not yet certain how many royalties the Company will acquire at closing, if any. The aggregate purchase price for the Portfolio consists of cash and non-cash consideration, cash consideration being (i) up to A$8,000,000 payable at closing, subject to reduction if any of the Rights are exercised, and non-cash consideration being (ii) providing ongoing royalty-related services to the vendor from Vox’s proprietary database of royalties. The Company expects closing of the transaction to occur later in Q3 2023 and will fund the acquisition of the Portfolio with cash on hand.

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021
	$	$	$	$	$	$	$	$
Statement of income (loss) and comprehensive income (loss)
Revenue	2,217,384	3,580,855	2,104,758	3,181,574	1,750,754	1,471,019	574,214	1,223,493
Gross profit	1,831,488	2,964,857	1,591,909	2,463,007	1,444,878	1,164,293	199,656	946,711
Operating expenses	2,349,226	2,021,879	1,602,867	1,683,196	1,476,025	1,452,661	1,772,277	1,451,402
Net income (loss)	(48,443)	(681,239)	52,062	83,940	432,569	(240,392)	(4,320,912)	(1,251,384)
Earnings (loss) per share – basic and diluted	(0.00)	(0.02)	0.00	0.00	0.01	(0.01)	(0.11)	(0.03)
Dividends declared per share	0.011	0.011	0.01	0.01	0.00	0.00	0.00	0.00

Statement of Financial Position
Total assets	47,945,297	43,236,735	41,805,456	41,439,314	39,805,541	27,008,128	27,305,421	28,109,626
Total non-current liabilities	4,135,514	3,595,516	3,416,712	3,295,832	2,784,804	4,265,101	4,666,998	2,686,334

Statement of Cash Flows
Cash flows from (used in) operating activities	1,069,791	500,017	1,695,717	966,106	(209,829)	(404,825)	417,973	1,346,103

9

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Operating results herein are discussed primarily with respect to the comparable period in the prior year. The “1H 2023” refers to the six-month period ended June 30, 2023 and the “comparable quarter” or “1H 2022” refers to the six-month period ended June 30, 2022.

Revenue

Revenue for 1H 2023 was $5,798,239 compared to revenue of $3,221,773 in the comparable period. 1H 2023 revenue growth was largely driven by royalty revenue from the Wonmunna iron ore royalty, which was acquired in Q2 2022, and therefore did not contribute to revenue in the comparable period until the date of acquisition (May 26, 2022).

In the comparable period, the Company also realized an additional $1,414,276 of royalty receipts, which was recorded to royalty, stream and other interests on the Balance Sheet. The portion of Wonmunna revenue relating to the period April 1, 2022 to May 25, 2022, representing the period prior to Vox’s acquisition date of the royalty asset, was capitalized as an offset to the acquisition purchase price of the Wonmunna royalty on May 26, 2022.

Operating Expenses

Operating expenses for 1H 2023 were $4,371,105, up from $2,928,686 in 1H 2022. The increase in expenditures was primarily related to the following:

•	Increase in project evaluation expenses during the period of $194,937;
•	Increase in professional fees expenditures during the period of $151,488. The increase is primarily a result of the Company’s dual listing on the Nasdaq, which commenced in October 2022;
•	Increase in salaries and director fees of $261,249;
•	Increase in share-based compensation during the period of $427,226. The increase was primarily related to the share-based compensation recorded on the June 5, 2023 RSU grants in connection with management and director;
•	Reduction in corporate administration fees during the period of $93,910; and
•	Impairment charge on the Alce Royalty during the period of $500,000, as discussed under the Asset Portfolio section.

Other Income

Other income for the period was $142,187, down from $1,097,058 in the comparable period. The decrease in income was primarily related to the following:

•	In 1H 2022, Vox recorded a realized loss on the sale of common shares held in Electric Royalties Ltd. (“Electric”) of $604,574;
•	Income related to the fair value change in warrants of $156,696 during 1H 2023 vs. $1,853,195 in the comparable period. The decrease in income during the period was primarily a result of the Company’s share price being flat at the end of the period compared to the beginning of the year vs. a declined share price in the comparable period, along with i) the expiry of 2,289,667 warrants in May 2023, and ii) a shorter timeline to expiry date for the remaining warrants outstanding; and
•	Increase in interest income earned on cash balances during the period of $111,167.

Income tax expense

During the period, the Company recorded a current income tax expense of $153,026 vs. $253,863 in 1H 2022. In addition, the Company recorded a deferred income tax expense of $1,144,083 vs. $331,503 in the comparable period. The increase in income tax expenses for the period is a result of the change in taxable temporary differences arising from the Company’s royalty, stream and other interests.

Net loss

The net loss and comprehensive loss for 1H 2023 was $729,682 vs. income of $192,177 in the comparable period. On a per share basis, the basic and diluted loss per share was $0.02 for the period vs. income per share of just above $0.00 in the comparable period. The net income (loss) for each of the periods is from the results of operations discussed above.

Three Months Ended June 30, 2023 Compared to the Three Months Ended June 30, 2022

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q2 2023” refers to the three-month period ended June 30, 2023 and the “comparable quarter” or “Q2 2022” refers to the three-month period ended June 30, 2022.

10

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Revenue

Revenue for Q2 2023 was $2,217,384 compared to revenue of $1,750,754 in the comparable period. Q2 2023 revenue growth was largely driven by royalty revenue from the Wonmunna iron ore royalty, which was acquired in Q2 2022, and therefore did not contribute to revenue in the comparable period until the date of acquisition (May 26, 2022). In addition, Q2 2023 revenue was lower than Q2 2022 due to the $3.5M royalty revenue cap being reached on the Segilola gold royalty asset.

In the comparable period, the Company also realized an additional $1,414,276 of royalty receipts, which was recorded to royalty, stream and other interests on the Balance Sheet. The portion of Wonmunna revenue relating to the period April 1, 2022 to May 25, 2022, representing the period prior to Vox’s acquisition date of the royalty asset, was capitalized as an offset to the acquisition purchase price of the Wonmunna royalty on May 26, 2022.

Operating Expenses

Operating expenses for the quarter were $2,349,226, up from $1,476,025 in the comparable quarter. The increase in expenditures was primarily related to the following:

•	Increase in project evaluation expenses during the quarter of $155,127;
•	Increase in professional fees expenditures during the quarter of $44,545. The increase is primarily a result of the Company’s dual listing on the Nasdaq, which commenced in October 2022;
•	Increase in salaries and director fees of $229,078;
•	Reduction in corporate administration fees during the quarter of $43,043; and
•	Impairment charge on the Alce Royalty during the period of $500,000, as discussed under the Asset Portfolio section.

Other Income

Other income for the quarter was $983,242 vs. $945,236 in the comparable quarter. The increase in income was primarily related to the following:

•	In Q2 2022, Vox recorded an unrealized and realized loss on the sale of common shares held in Electric of $407,727;
•	Income related to the fair value change in warrants of $987,620 during Q2 2023 vs. $1,570,823 in the comparable period. The income generated in both period is primarily a result of i) a declined share price at the end of the quarter vs. the beginning of the quarter, ii) a shorter timeline to expiry date for the warrants outstanding, and iii) the expiry of 2,289,667 warrants in Q2 2023;
•	Increase in interest income earned on cash balances during the period of $60,606; and
•	Reduction in foreign exchange expense during the period of $152,976.

Income tax expense

During the quarter, the Company recorded a current income tax recovery of $25,951 vs. an expense of $57,155 in the comparable quarter. In addition, the Company recorded a deferred income tax expense of $539,998 vs. $424,365 in Q2 2022. The increase in income tax expense for the period is a result of the change in taxable temporary differences arising from the Company’s royalty, stream and other interests.

Net Income

The net loss and comprehensive loss for Q2 2023 was $48,443 vs. income of $432,569 in the comparable quarter. On a per share basis, the basic and diluted loss per share was $0.00 for the current quarter vs. income per share of $0.01 in the comparable quarter. The net income (loss) for each of the periods is from the results of operations discussed above.

Three Months Ended June 30, 2023 Compared to the Other Quarters Presented

Revenue

Quarterly revenue in 2021 was primarily driven by the Koolyanobbing iron ore royalty asset and the Dry Creek gold royalty asset. In December 2021, gold royalty revenue commenced from the Segilola gold royalty asset, and in May 2022, iron ore royalty revenue commenced from the Wonmunna iron ore royalty asset. Revenue derived from Segilola and Wonmunna through Q2 2023 has been relatively consistent quarter over quarter since December 2021 and May 2022, respectively. In Q2 2023, the Company’s Segilola royalty reached its $3.5M revenue cap, while the Janet Ivy gold heap leach project in Western Australia, which officially opened in Q3 2022, began ramping up production.

Operating Expenses

Operating expenses have been relatively consistent quarter over quarter since Q1 2021. A key driving factor behind the increases in 2022 are costs relating to the Company’s Nasdaq listing. In Q2, Q3 and Q4 2022, the Company incurred Nasdaq listing costs of $148,898, $118,605, and $93,811, respectively, relating to the secondary listing of the Company. Vox commenced trading on the Nasdaq on October 10, 2022. In the first half of 2023, key drivers to the increase in operating expenses include annual share-based compensation to management and directors in the form of RSU grants on June 5, 2023, fees related to the Company’s TSX graduation, and an impairment charge of $500,000 related to the Alce royalty.

11

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at June 30, 2023 comprised current assets of $14,072,980, including cash and cash equivalents of $11,278,440. Against current liabilities of $2,607,007, this resulted in net working capital of $11,465,973. This compares to current assets of $6,770,247 and net working capital of $3,795,951 as at December 31, 2022.

Cash Flows From Operating Activities

Cash flows earned from operations in 1H 2023 were $1,569,808 vs. use of $614,654 in 1H 2022. The increase in cash flows from operations during the period is primarily a result of an increase in income from operating activities prior to non-cash working capital changes of $2,493,535, which is primarily related to the increase in royalty revenue during the period, offset by a significant increase in accounts receivable in the comparable period, and decreases in prepaid expense, accounts payable change, and current income tax liabilities change vs. the comparable period.

Cash flows earned from operations in Q2 2023 were $1,069,791 vs. use of $209,829 in Q2 2022. The increase in cash flows from operations during the period is primarily a result of an increase in income from operating activities prior to non-cash working capital changes of $611,579, which is primarily related to the increase in royalty revenue during the quarter, offset by a significant increase in accounts receivable in the comparable quarter, and decreases in prepaid expense, accounts payable change, and current income tax liabilities change vs. the comparable quarter.

Cash Flows Used In Investing Activities

Cash flows used in investing activities in 1H 2023 were $59,713 vs. $3,295,811 in the comparable period. In the comparable period, the Company spent $4,144,265 on the acquisition of royalties, increased restricted cash related to the Wonmunna royalty acquisition of $700,000 and earned proceeds of $1,545,925 on the sale of investments.

Cash flows used in investing activities in Q2 2023 were $6,968 vs. $4,127,051 in the comparable quarter. In the comparable quarter, the Company spent $4,144,265 on the acquisition of royalties, increased restricted cash related to the Wonmunna royalty acquisition of $700,000 and earned proceeds of $714,685 on the sale of investments.

Cash Flows Used In Financing Activities

Cash flows earned from financing activities for 1H 2023 were $5,614,705 vs. $319,010 in the comparable period. During the period, the Company completed an underwritten public offering for gross proceeds of $7,260,000, net of share issue costs paid during the period related to the offering of $701,316, and paid dividends in the aggregate amount of $943,979. Cash flows earned from financing activities during the comparable period included $185,864 to repurchase and cancel Vox common shares pursuant to its prior NCIB, which was offset by proceeds of $532,422 received from the exercise of warrants.

Cash flows earned from financing activities for Q2 2023 were $6,062,288 vs. $139,767 in the comparable period. During the period, the Company completed an underwritten public offering for gross proceeds of $7,260,000, net of share issue costs paid during the period related to the offering of $701,316, and paid dividends in the aggregate amount of $496,396. Cash flows earned from financing activities during the comparable quarter included $120,754 to repurchase and cancel Vox common shares pursuant to its prior NCIB, which was offset by proceeds of $288,069 received from the exercise of warrants.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any material equities or other temporary investments of any kind.

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties and streams. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties or streams, Vox may seek additional debt or equity financing as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at June 30, 2023, the Company did not have any right-of-use assets or lease liabilities.

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. The Company believes that none of the litigation in which it is currently involved or have been involved with, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

12

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

The Company is committed to minimum annual lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

July 1, 2023 to June 30, 2024
$
Leases	12,980
Consulting agreements	99,570

112,550

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,722,054
Janet Ivy(1)(4)	1,997,130
Goldlund(1)(5)	377,644
Brits(1)(6)	1,250,000
Bullabulling(2)(7)	665,710
Koolyanobbing(8)	332,855
El Molino(9)	450,000
Uley(1)(10)	146,456
Winston Lake(11)	75,529
Norbec & Millenbach(11)	18,882

12,036,260

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payment may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)	A milestone payment of A$3,000,000 due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.
(5)	A milestone payment of C$500,000 or issue up to a maximum of 184,399 common shares in December 2023.
(6)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(7)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(8)	Milestone payment due upon achievement of cumulative 5M dmt of ore processed.
(9)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(10)	Milestone payment due upon commencement of commercial production.
(11)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover anticipated achieved milestones payments for the foreseeable future, that are required to be settled in cash, without the option for the Company to settle in common shares of the Company.

Related Party Transactions

Related parties include the Company’s Board of Directors and Management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transaction during the three and six months ended June 30, 2023 and 2022.

Key management personnel compensation

The remuneration of directors and other members of key management personnel during the three and six months ended June 30, 2023 and 2022 were as follows:

	Three months ended June 30, 2023	Three months ended June 30, 2022	Six months ended June 30, 2023	Six months ended June 30, 2022
	$	$	$	$
Short-term employee benefits	583,750	468,765	1,260,961	1,044,625
Share-based compensation	61,834	21,576	703,433	181,830

	645,584	490,341	1,964,394	1,226,455

13

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Changes in Accounting Policies

Certain new accounting standards and interpretations have been published that are currently effective requirements. These standards did not have a material impact on the Company’s current or future reporting periods.

Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2024. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

Effective on January 1, 2024, the amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at June 30, 2023 and August 10, 2023, the issued and outstanding securities were as follows:

	August 10, 2023	June 30, 2023
	#	#
Common shares issued and outstanding	48,605,706	48,151,956
Warrants	6,407,883	6,407,883
Stock options	1,603,984	1,603,984
Restricted share units	1,187,283	1,187,283
Performance share units	972,114	963,040

Fully diluted common shares	58,776,970	58,314,146

Critical Accounting Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the unaudited condensed interim consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2 and 3 of the unaudited condensed interim consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the six months ended June 30, 2023, and the year ended December 31, 2022.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at June 30, 2023, the Company had cash and cash equivalents of $11,278,440 (December 31, 2022 - $4,174,654) and working capital of $11,465,973 (December 31, 2022 - $3,795,951).

14

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at June 30, 2023, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss and other comprehensive income loss by $362,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices include din Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices): and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at June 30, 2023 and December 31, 2022, the Company does not have any financial instruments measured at fair value after initial recognition, except other liabilities, which are calculated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the unaudited condensed interim consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at June 30, 2023

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(324,238)	(324,238)
	-	-	(324,238)	(324,238)

As at December 31, 2022

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(601,715)	(601,715)
	-	-	(601,715)	(601,715)

15

Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at June 30, 2023 and December 31, 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss) and comprehensive income (loss).

	June 30, 2023	December 31, 2022
	$	$
Balance, beginning of year	601,715	3,327,672
Change in valuation of financing warrants	(156,696)	(2,200,312)
Share-based compensation recovery on PSUs	(120,781)	(525,645)

Balance, end of period	324,238	601,715

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at June 30, 2023, the capital structure of the Company consists of $41,202,776 (December 31, 2022 - $35,414,448) of total equity, consisting of share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

Internal Controls Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the six months ended June 30, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

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Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and streams and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF dated March 14, 2023 available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties, streams and other projects which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Bowdens

The Bowdens resource estimate referred to in the “Royalty Portfolio Updates” section of this MD&A is derived from the release titled “UPDATED MINERAL RESOURCE ESTIMATE FOR BOWDENS SILVER DEPOSIT” was released by Silver Mines Limited via ASX Announcement on March 31, 2023 and was compiled and prepared by Mr Arnold van der Heyden who has the following background:

a.

Mr Arnold van der Heyden is a Director of H & S Consultants Pty Ltd and is a member and Chartered Professional (Geology) of the Australian Institute of Mining and Metallurgy and Silver Mines has stated that he has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration, and to the activity being undertaken, to qualify as a Competent Person as defined in the 2012 edition of the ‘Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’ (JORC code).

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Vox Royalty Corp. Management Discussion & Analysis For the three and six months ended June 30, 2023

The March 31, 2023 Bowdens resource estimate is based on the following technical assumptions and related notes:

a.

Bowdens silver equivalent: Ag Eq (g/t) = Ag (g/t) + 33.48*Pb (%) + 49.61*Zn (%) + 80*Au (g/t) calculated from prices of US$20/oz silver, US$1.50/lb zinc, US$1.00/lb lead, US$1600/oz gold and metallurgical recoveries of 85% silver, 82% zinc and 83% lead, 85% gold estimated from test work commissioned by Silver Mines.

b.

Bowdens Silver Mineral Resource Estimate reported to a 30g/t Ag Eq cut off extends from surface and is trimmed to above 300 metres RL, approximately 320 metres below surface, representing a potential target volume for future open-pit mining and expansion.

Limpopo

Sibanye holds an attributable interest of 95.3% in the Baobab (Voorspoed) and Doornvlei properties and 45.3% in the Dwaalkop property (a joint venture with Northam Platinum Limited (“Northam”)). Northam holds a 50% interest in the Dwaalkop property with minority partners holding the remaining 4.7% interest in each of the properties.

The Limpopo resource estimate referred to in the “Royalty Portfolio Updates” section of this MD&A is published by Sibanye under consent of Lead Competent Person Andrew Brown, Vice President: Mine Technical Services; a Competent Person under the rules and requirements of the Southern African Institute of Mining and Metallurgy (SAIMM) and an employee of Sibanye. Resources are reported in compliance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (SAMREC) and the South African Code for the Reporting of Mineral Asset Valuation (SAMVAL) (2016 Editions).

Goldlund

Floyd Varley, P. Eng, Maura Kolb, M.Sc., P.Geo., Director of Exploration and Adam Larsen, P. Geo., Exploration Manager, are each considered a “Qualified Person” for the purposes of NI 43-101 and have reviewed and approved the scientific and technical disclosure contained in Treasury’s news release on its behalf.

a.

The PFS referenced above was developed by Ausenco Engineering Canada Inc. with collaboration from SRK Consulting (Canada) Inc., SLR Consulting (Canada) Ltd., Minnow Environmental Inc., WSP Canada Inc. and Stantec Inc.

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this document.

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